Mail Stop 3561

July 28, 2006

By Facsimile and U.S. Mail

Daniel T. Carter
Executive Vice President and Chief Financial Officer
Charlotte Russe Holding, Inc.
4645 Morena Boulevard
San Diego, CA 92117

>   **Re: Charlotte Russe Holding, Inc.**
>   **Form 10-K for Fiscal Year Ended September 24, 2005**
>   **Filed December 7, 2005**
>   **File No. 0-27677**
>   **Form 10-Q for Fiscal Quarter Ended March 25, 2006**
>   **Filed May 1, 2006**
>   **File No. 0-27677**

Dear Mr. Carter:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone numbers listed at the end of this letter.

Form 10-K filed on December 7, 2005

Management's Discussion and Analysis, page 16

Selling, General and Administrative Expenses, page 18

1.   We note that you have disclosed several factors that contributed to the increase in your selling, general and administrative expenses. In future filings, when more than one factor contributes to a significant change in an income statement line item, please quantify the contribution to the total change in the line item from each factor identified. See FRC 501.04.

Critical Accounting Policies and Estimates, page 22

2.   Please quantify the amounts you have reserved for returns, markdowns, damage, et cetera. Disclose the amounts that have been expensed in each period and discuss significant changes from period to period.

3.   With respect to your disclosure concerning vendor allowances, tell us and disclose the management estimates or alternative accounting policies that are related to this aspect of your business.

4.   We note that you identify goodwill as being an area involving a critical estimate or policy. Please revise your disclosures to quantify the goodwill balance, the amount of historical goodwill impairment and the specific assumptions and procedures used by management to determine the fair value of goodwill and asses impairment on at least an annual basis. Provide similar disclosures for leasehold improvements.

5.   With respect to your disclosure concerning deferred rent expense, tell us and disclose the management estimates or alternative accounting policies that are related to this aspect of your business.

Consolidated Balance Sheets, page F-4

6.   Tell us, and disclose in future filings, whether there are any "other current liabilities" that are in excess of 5% of total current liabilities. See Regulation S-X Rule 5-02.20.

Consolidated Statements of Income, page F-5

7.   Please confirm that interest income, net, does not include amounts that are
        expense in nature. If so, please revise your statement to present interest income
        and expense on a gross basis in future filings. See Rule 5-03(b)7. through 9. of
        Regulation S-X.

Consolidated Statements of Stockholders' Equity, page F-6

8.   We note that the amount presented as net income and comprehensive income
        reconciles to your statements of income. Please tell us what elements of
        comprehensive income are included within net income. If none, please revise the
        line items to present net income in future filings, as applicable.

Notes to the Financial Statement, page F-8

Note 1 Organization and Summary of Significant Accounting Policies, page F-8

Description of Business, page F-8

9.   We note your assertion that you operate in one business segment. Tell us what
        consideration you have given to separate segments for each store line (i.e.
        Charlotte Russe and Rampage).

Vendor Allowances, page F-10

10.   Tell us whether you receive any allowances from vendors that are offset against
        advertising expenses.

Note 5 – Income Taxes, page F-14

11.   We note your reconciliation of the income tax provision to taxes based upon
        statutory rates. Please tell us what is represented by other, net in 2004 and 2005.
        Tell us the gross amounts of the positive and negative components of this item.

Schedule II Valuation and Qualifying Accounts, page F-19

12.   In future filings, please revise your schedule to present additions and reductions
        on a gross basis. See Rule-12-09 of Regulation S-X for an example of the
        recommended presentation. In your response, please show us what your revised
        table will look like.

Form 10-Q filed on May 1, 2006

Consolidated Statement of Operations, page 4

13.   We note that you label the interim periods as three and six months. In future
        filings, please revise the captions to indicate 13 weeks, 26 weeks, etc.

Item 4. Controls and Procedures, page 18

14.   In future filings please refer to Rules 13a-15(e) or 15d-15(e) under the Securities
        Exchange Act of 1934 instead of Rules 13a-15(b) or 15d-15(b).   Also, you have
        only provided part of the definition of disclosure controls and procedures with
        respect to management's conclusions that disclosure controls and procedures are
        effective "in ensuring that all information required to be filed in this interim
        report was recorded, processed, summarized and reported within the time period
        required by the rules and regulations of the Securities and Exchange
        Commission." Please confirm for us, if true, that your officers concluded that
        your disclosure controls and procedures are effective to ensure that information
        required to be disclosed in the reports that you file or submit under the Exchange
        Act is accumulated and communicated to your management, including the chief
        executive officer and chief financial officer, to allow timely decisions regarding
        required disclosure. See Exchange Act Rule 13a-15(e). Also please provide this
        disclosure in future filings.

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Detailed letters greatly facilitate our review. File your
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief